United States securities and exchange commission logo





                          January 11, 2021

       Peter Chen
       Chief Financial Officer
       Token Communities Ltd.
       136-2038th Avenue, Suite 9C
       Flushing, NY 11354

                                                        Re: Token Communities
Ltd.
                                                            Registration
Statement on Form 10-12G
                                                            Filed November 12,
2020
                                                            File No. 000-55688

       Dear Mr. Chen:

               We issued comments to you on the above captioned filing on December 9, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Janaury 21, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Jeffrey Stein